Exhibit 99.1
Appendix 3E
Daily share buy-back notice

Rule 3.8A
Appendix 3E
Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)
Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.
Name of entity
JAMES HARDIE INDUSTRIES N.V.
Incorporated in the Netherlands. The liability of members is limited
ABN
ARBN 097 829 895
We (the entity) give ASX the following information.
Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	15 August 2007
Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,510,332 CUFS	457,775 CUFS

4	Total consideration paid or payable for the shares	$A229,284,794.04	$A2,591,039.71

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3E Page 1

Appendix 3E
Daily share buy-back notice

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $A7.63 date: 20 September 2007 lowest price paid: $A5.53 date: 11 March 2008	highest price paid: $A5.75 lowest price paid: $A5.57 highest price allowed under rule 7.33: $A5.95

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,801,468 CUFS
Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Russell L Chenu	Date:	18 March 2008

(Director)

Print name:	Russell L Chenu

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3E Page 2	30/9/2001